UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

JDS UNIPHASE CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

1% Senior Convertible Notes due 2026

(Title of Class of Securities)

46612J AD 3

(CUSIP Number of Class of Securities)

Andrew Pollack, Esq.

Judy Hamel, Esq.

JDS Uniphase Corporation

430 North McCarthy Boulevard

Milpitas, California 95035

(408) 546-5000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Ed Batts, Esq.

David Richardson, Esq.

DLA Piper LLP (US)

2000 University Avenue

East Palo Alto, California 94303

(650) 833-2000

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$161,000,000.00	$21,960.40

*                                         Calculated solely for purposes of determining the filing fee. The purchase price of the 1% Senior Convertible Notes due 2026 (the “Notes”), as described herein, is 100% of the principal amount of the Notes. As of April 18, 2013, there was $161 million aggregate principal amount of Notes outstanding, resulting in an aggregate maximum purchase price of $161 million.

**                                  The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $136.40 for each $1,000,000 of the value of the transaction.

☒                                  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $21,960.40	Filing Party: JDS Uniphase Corporation
Form or Registration No.: Schedule TO	Date Filed: April 18, 2013

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐                                    Third-party tender offer subject to Rule 14d-1.

☒                                  Issuer tender offer subject to Rule 13e-4.

☐                                    Going-private transaction subject to Rule 13e-3.

☐                                    Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Introductory Statement

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) by JDS Uniphase Corporation, a Delaware corporation (“JDSU”) on April 18, 2013 (the “Schedule TO”), relating to the right of each holder (the “Holder”) of JDSU’s 1% Senior Convertible Notes due 2026 (the “Notes”) to sell, and the obligation of JDSU to purchase, the Notes, as set forth in JDSU’s Issuer Repurchase Notice to Holders of 1% Senior Convertible Notes due 2026, dated April 18, 2013, filed as an exhibit to the Schedule TO (as amended or supplemented from time to time, the “Put Option”).

This Amendment to the Schedule TO is being filed in satisfaction of the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.  Capitalized terms used herein and not otherwise defined have the meanings ascribed to such terms in the Schedule TO and Put Option.  All information in the Schedule TO and Put Option is expressly incorporated herein by reference, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Amendments to Items 1 and 4 of the Schedule TO and to the Put Option.

Items 1 and 4 of the Schedule TO, to the extent such Items incorporate by reference the information set forth in the Put Option, and the Put Option are hereby amended and supplemented as follows:

1.  The section entitled “Summary Term Sheet—Can JDSU redeem the Notes?” of the Put Option is hereby amended and supplemented by adding the following sentence:

“As required under federal securities laws and as of the date hereof under the terms of the Indenture Agreement, JDSU shall not redeem any of the Notes during the 10-business day period following the expiration of the Put Option on May 15, 2013.”

2.  Section 2.6 entitled “Important Information Concerning the Put Option—Information Concerning the Notes—Redemption” of the Put Option is hereby amended and supplemented by adding the following sentence:

“As required under federal securities laws and as of the date hereof under the terms of the Indenture Agreement, JDSU shall not redeem any of the Notes during the 10-business day period following the expiration of the Put Option on May 15, 2013.”

Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 30, 2013

JDS Uniphase Corporation

/s/ Andrew Pollack
	By:	Andrew Pollack
Senior Vice President, General Counsel and
Secretary

Exhibit Index

Exhibit Number	Description

(a)(1)(A) *	Issuer Repurchase Notice to Holders of 1% Senior Convertible Notes due 2026, dated April 18, 2013, including form of Repurchase Notice and form of Withdrawal Notice.

(a)(1)(B) *	IRS Form W-9.

(a)(5)(A) *	Press release dated April 18, 2013.

(b)	None.

(d)(1) (1)	Indenture, dated as of May 17, 2006, by and between JDS Uniphase Corporation and the Bank of New York Trust Company, N.A.

(d)(2) (2)	Form of Global Note representing the JDS Uniphase Corporation 1.00% Senior Convertible Notes due 2026.

(g)	None.

(h)	None.

*                                         Previously filed with the Schedule TO on April 18, 2013.

(1)                                 Incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by JDS Uniphase Corporation (File No. 000-22874) with the Securities and Exchange Commission on May 19, 2006.

(2)                                 Incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by JDS Uniphase Corporation (File No. 000-22874) with the Securities and Exchange Commission on May 19, 2006.